November 14, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Stitch Fix, Inc.
Registration Statement on Form S-1
File No. 333-221014

Acceleration Request
Requested Date:	November 16, 2017
Requested Time:	4:00 p.m., Eastern Standard Time

Ladies and Gentlemen:

Pursuant to Rule 460 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), wish to advise you that between November 6, 2017 and November 13, 2017 at 5:00 p.m., Eastern Standard Time, approximately 2,590 copies of the Preliminary Prospectus of Stitch Fix, Inc., a Delaware corporation (the “Registrant”), dated November 6, 2017 were distributed as follows by the underwriters to underwriters, dealers, institutional investors and others.

We, the undersigned Representatives, have and will, and we have been informed by the participating underwriters that they have and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

In accordance with Rule 461 of the Securities Act, we hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Standard Time on November 16, 2017, or as soon thereafter as practicable. We, the undersigned Representatives, confirm that the underwriters are aware of their obligations under the Securities Act.

[Signature Page Follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC J.P. MORGAN SECURITIES LLC

As representatives of the several underwriters listed in Schedule I to the Underwriting Agreement

GOLDMAN SACHS & CO. LLC

By:	/s/ Matt Leavitt
	Name:	Matt Leavitt
	Title:	Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Gregor Feige
	Name:	Gregor Feige
	Title:	Managing Director

cc:

Katrina Lake

Paul Yee

Scott Darling

Casey O’Connor

Stitch Fix, Inc.

Jodie Bourdet

Siana Lowrey

Cooley LLP

Katharine Martin

Rezwan Pavri

Catherine Doxsee

Wilson Sonsini Goodrich & Rosati, P.C.